UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34502

CUSIP Number: 36117V204

(Check one):

 ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas, Suite 5100

Address of Principal Executive Office (Street and Number)

New York, NY 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future FinTech Group Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shanchun Huang	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	By:	/s/ Shanchun Huang
Shanchun Huang
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue Revenue for the three months ended June 30, 2023 was $3.8 million, an decrease of $3.6 million, or 48.65%, when compared to the revenue of $7.4 million for the same period of the last fiscal year. The decrease in revenue for the three months ended June 30, 2023 was primarily due to significant decrease in revenue from supply chain financing/trading business from $3.7 million for the three months ended June 30, 2022 to $369,993 for the three months ended June 30, 2023 as the Company had more sales agent type of trading service for a service fee instead of purchase the ownership of the goods for resale which generates more overall revenue.

Gross Margin Gross profits for the three months ended June 30, 2023 was $1.26 million, an decrease from $1.38 million for the same period of the last fiscal year. Overall gross margin as a percentage of revenue was 33.06% for the three months ended June 30, 2023, an increase of 14.52% from 18.54% for the same period of the last fiscal year, mainly due to higher profit margin from supply chain financing/trading for the three months ended June 30, 2023, comparing to the same period of 2022, which was mainly due to decreased supply chain financing/trading cost as we had more revenue generated from service fees instead of purchasing ownership of goods for resale.

Operating Expenses  Operating expenses for the three months ended June 30, 2023 was $1.75 million, an decrease of $2.47 million from $4.22 million for the same period of the last fiscal year.

General and administrative expenses increased by $45,976, or 1.73%, from $2.65 million to $2.70 million for the three months ended June 30, 2023, compared to the same period of the last fiscal year. The increase in general and administrative expenses was mainly due to increased rental fee during the three months ended June 30, 2023.

Selling expenses decreased by $0.23 million to $0.12 million during the three months ended June 30, 2023 from $0.35 million for the same period of the last fiscal year. The decrease in selling expenses was mainly due to decreased salaries and advertising fees.

The Company recorded $0.45 million of impairment loss in three months ended June 30, 2022 relating to short term investment which mainly due to Future Private Equity Fund Management (Hainan) Co., Ltd. invested $1.94 million (RMB13,000,000) to entrust Shanghai Yuli Enterprise Management Consulting Firm to invest in various types of investment portfolios. The impairment loss relating to short term investment is due to that overall economic environment has worsened in China with COVID-19 outbreak and related lockdown in various cities in China in 2022, Ukraine war, inflation, looming recession worldwide. According to the market value, the Company’s balance of the short term investment was $1.06 million on June 30, 2023 and $1.26 million on June 30, 2022.

The Company recorded $0.12 million of research and development expenses. Research and development expenses include salaries, contracted services, as well as the related expenses of our research and product development team, and expenditures relating to our efforts to develop, design new products and services, and enhance our existing products and services to our clients. Research and development expenses decreased by $0.65 million to $0.12 million during the three months ended June 30, 2023 from $0.77 million for the same period of the last fiscal year. The decrease in research and development expenses was mainly due to decreased salaries.

Write back of provision of doubtful debt recorded $1.19 million during the three months ended June 30, 2023, which was due to bad debt recovery recognized in previous years and the Company did not have same recovery for the same period in 2022.

Other Income (Expense), Net  Other income, net, decreased by $0.25 million to $0.38 million for the three months ended June 30, 2023 from $0.63 million in the same period of the last fiscal year, primarily due to decreased foreign exchange gains and losses.

Loss from Continuing Operations Loss from Continuing Operations decreased by $2.19 million from $2.34 million for the three months ended June 30, 2022 to $0.14 million for the same period of 2023 mainly due to the decrease in operating expenses, as discussed above.

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